UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 18, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: NOTICE OF COMBINED GENERAL MEETING OF SASOL ORDINARY
SHAREHOLDERS, SASOL PREFERRED ORDINARY SHAREHOLDERS AND SASOL BEE ORDINARY SHAREHOLDERS




Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Sasol Inzalo Public (RF) Limited (Incorporated in the Republic of South
Africa)
(Registration number 2007/030646/06)
Sasol Inzalo Public Ordinary Share code: JSE: SIPBEE
Sasol Inzalo Public Ordinary ISIN: ZAE000210050


NOTICE OF COMBINED GENERAL MEETING OF SASOL ORDINARY SHAREHOLDERS, SASOL PREFERRED ORDINARY SHAREHOLDERS AND SASOL BEE ORDINARY SHAREHOLDERS

Introduction
Sasol shareholders are referred to the Company's announcements on 20 September 2017 and 09 October 2017 regarding Sasol's broad-based black economic empowerment ownership transactions, the Sasol Khanyisa transaction and the Sasol Inzalo black economic empowerment transaction.

Notice of General Meeting
Notice is hereby given that a general meeting of shareholders of Sasol will be held at 10h30 on Friday, 17 November 2017 at The Hilton Hotel, 138 Rivonia Road, Sandown, Sandton, Johannesburg, South Africa, to transact the business stated in the notice of general meeting.

The board of directors has determined that the record date by when a person must be recorded as a shareholder in the securities register of the Company, in order to receive the notice of general meeting, is Friday, 13 October 2017. The record date in order to be recorded as a shareholder in the securities register of Sasol and to attend, participate and vote at the general meeting is Friday, 10 November 2017. The last date to trade in order to be recorded in the securities register of Sasol as a shareholder on the aforementioned record date is Tuesday, 7 November 2017.

Circular
Sasol shareholders are advised that the circular to shareholders dated 18 October 2017, which incorporates the notice of the general meeting ("Circular"), regarding the proposed Sasol Khanyisa transaction ("Sasol Khanyisa") was distributed to Sasol shareholders today, 18 October 2017. The Circular can be obtained, without charge, by downloading a copy from the Company's website, www.sasol.com or by requesting a copy from Sasol Investor Relations by means of either:

a. an e-mail to investor.relations@sasol.com; or

b. written correspondence posted to PO Box 5486, Johannesburg, 2000, South
Africa.

18 October 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: October 18, 2017					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary

 For internal use only

 For internal use only